

April 3, 2014

<u>Via E-mail</u>
Jan Kees van Gaalen
Executive Vice President and Chief Financial Officer
Dresser-Rand Group Inc.
West 8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

  Re: Dresser-Rand Group Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 14, 2014
     File No. 001-32586

Dear Mr. van Gaalen:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Multiple-element arrangements, page F-12</u>

1. You disclose that a substantial portion of your arrangements are multiple-element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-2.

2.   Further, you disclose that you enter into certain large contracts with expanded construction-type scope and risk that differs in substance from the scope of deliverables found in your traditional sales agreements. Please tell us the difference between those agreements that you record under percentage of completion accounting and traditional sales agreements/multiple-element arrangements.

Conditional Asset Retirement Obligations, page F-14

3.   You disclose that you have not recorded any conditional asset retirement obligations because there is no current active market in which the obligations could be transferred and you do not have sufficient information to reasonably estimate the range of settlement dates and their related probabilities. Please tell us how you considered the other disclosures required by FASB ASC 410-20-50-1.

Note 3. Acquisitions and Other Investments, page F-16

4.   With respect to your acquisition of Guascor in 2011, you disclose that the total purchase price is subject to a further cash purchase price adjustment to the extent that net debt (debt minus cash) is different from the net debt at the end of business on the date of closing, which is being contested by the parties and could take several months and potentially years to finalize and could be material. Please tell us briefly the nature and amount of the claims being made and how you are accounting for the claims.

Note 12. Pension Plans, page F-28

5.   Please describe for us how you accounted for the 2013 amendments to your Norwegian defined benefit pension plan which resulted in the curtailment and settlement under FASB ASC 715-30.

Note 22. Segment Information, page F-44

6.   We note that your aftermarket parts and services segment includes the operation and maintenance of several types of energy plants. Please tell us about the evaluation management made under FASB ASC 280-10-50 in determining that this was one reportable segment. Tell us whether you aggregated any segments under FASB ASC 280-10-50-11.

Note 25. Subsequent Event, page F-47

7.   We note that you recorded fixed asset impairment charges of $40 million. Please describe to us in greater detail the specific fixed assets that were considered at risk for possible impairment and their carrying amount as a result of this draft regulation and, if different, the fixed assets that were eventually impaired. Please describe for us the

methodology used for determining the fair value of the fixed assets and the significant assumptions inherent in that model. Refer to FASB ASC 360-10-35 and 360-10-50.

8.   In this regard, please also describe for us how you specifically accounted for the retroactive reduction in tariffs. Please discuss how the tariffs were originally accounted for, how you reversed and valued those charges and describe any estimates inherent in that process. Please also tell us how the original law that was passed in 2013 impacted your accounting for the tariffs at that time.

9.   We also see on page F-22 that you have established valuation allowances against Spanish tariffs in your income tax rate reconciliation. Please describe the basis for establishing these valuation allowances and discuss how they specifically relate to the draft regulation. Please also quantify for us the amount of the increase in the valuation allowances related to this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant